Filed Pursuant to Rule 424(b)(3)
Registration No. 333-122397

PROSPECTUS

CARDIAC SCIENCE, INC.

8,195,756 SHARES OF COMMON STOCK

The selling stockholders are offering to sell up to:

•	5,696,046 shares of common stock;

•	2,499,710 shares of common stock underlying warrants owned by selling stockholders (the “Warrants”).

The prices at which such stockholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions.

We will not receive any proceeds from the offering of common stock. We will receive proceeds from the exercise of the Warrants if and when they are exercised.

Our common stock is traded on the Nasdaq National Market under the symbol “DFIB.” On February 7, 2005, the last reported sale price for the common stock was $1.69.

We will pay the costs relating to the registration of the shares of common stock offered by this prospectus. The selling stockholders will be responsible for any brokerage commissions, discounts or other expenses relating to the sale of the shares.

The address and telephone number of Cardiac Science’s principal executive offices are:

1900 Main Street, Suite 700
Irvine, CA 92614
(949) 797-3800

THE COMMON STOCK OFFERED INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” COMMENCING ON PAGE&NBSP;3 FOR A DISCUSSION OF SOME IMPORTANT RISKS YOU SHOULD CONSIDER BEFORE BUYING ANY OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

____________________

The date of this prospectus is February 7, 2005

TABLE OF CONTENTS

Page

Our Company	1

Risk Factors	3

Forward-Looking Statements	10

Where You Can Find More Information	10

Information Incorporated By Reference	11

Use Of Proceeds	12

Plan Of Distribution	13

Selling Stockholders	15

Legal Matters	17

Experts	17

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OUR COMPANY

In this prospectus, the terms “Cardiac Science,” the “Company,” “we,” “us,” and “our” refer to Cardiac Science, Inc.

We are a leading developer, manufacturer and marketer of life-saving public access defibrillators, or automated external defibrillators (“AEDs”). We also provide comprehensive AED/CPR training services. In addition, we manufacture and market a unique therapeutic in-hospital patient monitor-defibrillator that instantly and automatically treats cardiac patients with life-threatening heart rhythms and those that suffer sudden cardiac arrest (“SCA”). SCA is the leading cause of death in both the United States, where more than 450,000 people die each year from SCA, and Europe. Approximately two thirds of SCA deaths occur outside a hospital, and according to the American Heart Association survival rates for victims of SCA average 5% outside the hospital. For victims of SCA, survival is directly linked to the amount of time between the onset of SCA and receiving a defibrillation shock, so that for every minute that goes by without a defibrillation shock, a victim’s chance of survival is reduced by approximately 10%. Additionally, the average survival rate for patients suffering an in-hospital SCA-event is estimated to be less than 25%—a rate that has not improved since the 1960s.

Our proprietary RHYTHMx® software technology, and STAR® Biphasic energy delivery system, form the technology platform for our line of AED products, the Powerheart AED®, and our unique therapeutic monitor-defibrillator, the Powerheart® Cardiac Rhythm Module®, or Powerheart® CRM®. We design our products and technology to easily and effectively treat victims of SCA whether outside or inside a hospital in the shortest time frame possible, thereby significantly increasing a victim’s chance of survival. Once the electrodes of our Powerheart AED are placed on a patient, our device instantly and accurately detects the presence of any life-threatening arrhythmias and will advise the user to deliver a shock if required, or deliver the shock automatically. In the case of our in-hospital Powerheart CRM, which continuously monitors a patient’s heart rhythms, in the event of a life-threatening arrhythmia it can automatically deliver a potentially life-saving shock to the patient with no human intervention.

We are active in product development initiatives, including expanding and enhancing our existing Powerheart AED product line, as well as integrating our RHYTHMx and STAR Biphasic technology into new cardiac resuscitation product platforms for our strategic original equipment manufacturer partner GE Healthcare, a unit of General Electric Company. We have a portfolio of 82 issued patents relating to our core technology and products.

In September 2001, we acquired Survivalink Corporation, a privately held Minneapolis, Minnesota-based manufacturer of AEDs. The acquisition of Survivalink Corporation enabled us to enter the rapidly growing AED marketplace.

In November 2001, we acquired approximately 95% of the outstanding shares of Artema Medical AB, a Swedish based developer, manufacturer and marketer of standard hospital-based emergency defibrillators and patient monitoring equipment, which also had operations in Denmark. This acquisition provided us with a network of international distributors and the infrastructure required to establish our international headquarters in Copenhagen, Denmark.

In May 2002, we placed $50 million in 6.9% senior notes due May 2007 with Perseus, LLC, a merchant bank and private equity fund management company. We used the proceeds from this financing to retire $27 million in short term notes issued in connection with our acquisition of Survivalink Corporation and for working capital purposes. As part of the placement, the investors also received warrants to purchase ten million shares of our common stock at $3.00 per share and warrants to purchase three million shares of our common stock at $4.00 per share. As a result of the existing anti-dilution provisions in the warrants and the amendments to the senior notes made in January 2005, the investors now hold warrants to purchase a total of 13,438,599 shares of our common stock at $2.00 per share. Additionally, as part of the amendments to the senior notes, we extended the maturity date of the senior notes, including the accrued interest thereon, to May 2008, with interest accruing and added to the principal balance until maturity. As a result of the amendments, we expect to incur additional non-cash interest and amortization expense, both of which will be included in the interest expense line, of approximately $1.0 million in 2005, $1.3 million in 2006, $4.1 million in 2007 and $3.1 million in 2008.

In July 2003, we entered into a strategic relationship with GE Healthcare. In addition to original equipment manufacturer distribution of our Powerheart AED and CRM products, we agreed to develop and manufacture for GE Healthcare a standard “crash cart” hospital defibrillator utilizing our core RHYTHMx and STAR Biphasic technology. We anticipate that we will complete this development project, which has minimum take or pay quantities associated with it, in the first half of 2005. This development arrangement allows us to enter what Frost & Sullivan, a market research firm, estimates is the $523 million per year worldwide traditional defibrillator market, using the distribution strength of GE Healthcare.

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In October 2003, we purchased substantially all the assets and certain liabilities of Complient Corporation, a Cleveland, Ohio-based, privately held provider of comprehensive AED/CPR training and program management services designed to ensure successful AED deployments. The addition of these services means we are the only AED manufacturer offering a single source, turnkey AED deployment solution, which we believe provides us with a competitive advantage at point of sale, particularly with larger, multi-facility purchasers in the corporate and government workplace markets.

In February 2004, we made a strategic decision to discontinue the Diascope patient monitor product line and sell the CPR training related product line, both of which had below average gross margins and used disproportionate manufacturing, sales and administrative resources. We believe that exiting these product lines will allow us to focus our resources on our core AED products and services and our in-hospital CRM technology. In August 2004, we completed the sale of the CPR training product line.

In July 2004, the U.S. Food and Drug Administration (the “FDA”) granted us 510(k) clearance to market our new Powerheart® G3-Automatic AED, the first fully-automatic AED in the Powerheart product line. A rescuer need only listen to the Powerheart's detailed voice instructions explaining how to attach the device to the heart attack victim to potentially save a life. There are no buttons to push or additional action required since the Powerheart analyzes the patient's condition to detect a life-threatening heart rhythm and, if appropriate, automatically delivers a potentially life-saving defibrillation shock(s) to restore the heart to a normal rhythm

Also in July 2004, we completed a $12.4 million private placement of 5.22 million shares of our common stock and warrants to purchase up to 2.09 million additional shares of our common stock at $2.84 per share. The financing was led by Perseus, L.L.C., a current investor in the Company. Proceeds of the offering will provide us with additional working capital. In January 2005, as consideration for delays in filing the required registration statement, we agreed with the investors to make a cash payment, to issue an additional aggregate of 476,637 shares of common stock and to reduce the exercise price on the investors’ warrants to $2.50 per share. We expect to incur an income statement charge of approximately $1.5 million as a result of this agreement.

In August 2004, we announced that the FDA granted us 510(k) clearance to market our new Powerheart® AED G3 PRO, a technologically advanced AED designed for use by sophisticated users of lifesaving equipment such as medical professionals, paramedics, firefighters and emergency medical technicians. The Powerheart AED G3 PRO displays the victim’s heart rhythm on a high resolution color electrocardiogram display and gives professional users the option of delivering defibrillation shocks either semi-automatically or manually during the emergency treatment of victims of sudden cardiac arrest. Other advanced features include continuous cardiac monitoring capability via an electrocardiogram patient cable, multiple rescue data storage, clear and comprehensive AED and CPR voice prompts, infrared data transfer and an optional rechargeable battery.

Our primary business objective is to become the market leader in the rapidly growing global AED marketplace, which according to Frost & Sullivan could reach $892 million in 2009. We believe that achieving this objective will result in consistent revenue growth and profitability. We expect to achieve our objective by increasing our AED market share by focusing on expanding and broadening our direct and indirect distribution channels, and continuing to enhance our core Powerheart AED product line to increase the base of our potential customers. We also expect to continue to leverage our AED/CPR training services. Utilizing our nationwide network of 180 certified employee-educators, we can now provide the AED/CPR training required for AED users to be in compliance with various state laws and regulations.

Our corporate headquarters are located at 1900 Main Street, Suite 700, Irvine, CA 92614, and our telephone number is (949) 797-3800. Our research and development facility is located in Lake Forest, California; our manufacturing facility is located in Minneapolis, Minnesota; and, we have sales offices in Copenhagen, Denmark and Manchester, U.K.

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RISK FACTORS

We do not intend the risks set forth below to be an exhaustive list. These are the factors that we believe could cause actual results to be different from expected and historical results. The industry that we compete in is very competitive and changes rapidly. Sometimes new risks emerge and we may not be able to predict all of them, or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. You should not rely upon forward-looking statements as a prediction of future results.

If the worldwide AED market does not grow as projected, our sales and results may suffer.

According to a 2003 study by Frost & Sullivan, and our estimates, the worldwide AED market is expected to grow approximately 20% per year to $892 million in 2009. Our current level of operations is based on assumptions concerning the future expected growth of AED markets, and if such assumptions are significantly different from actual AED market growth rates, then we may not be able to successfully grow our revenue and, as a result, our level of revenue may not be able to support our current or future level of operations.

If we fail to successfully compete against new or existing competitors, our operating results may suffer.

Our principal competitors relating to our AED product line are Medtronic Emergency Response Systems, a unit of Medtronic, Inc., Philips Medical Systems, a unit of Koninklijke Philips Electronics N.V., and ZOLL Medical Corporation. Due to their market position and well established customer relationships, it may be difficult for us to maintain or increase our market share and/or penetrate new markets. In addition, these competitors are part of much larger organizations, and thus have significantly greater resources than we do. Accordingly, Medtronic Emergency Response Systems, Philips Medical Systems and ZOLL Medical Corporation may increase the resources they devote to the development and marketing of AEDs, which could materially impact our results.

We also compete against other companies that manufacture and sell external defibrillator devices to hospitals, where we sell our Powerheart CRM. These companies include Medtronic Emergency Response Systems, Philips Medical Systems, and ZOLL Medical Corporation. These manufacturers of competing external devices are well established in the medical device field, have substantially greater experience than us in research and development, obtaining regulatory clearances, manufacturing, and sales and marketing, and have significantly greater financial, research, manufacturing, and marketing resources than us.

Other companies may develop invasive or non-invasive products capable of delivering comparable or greater therapeutic benefits than our products, or which offer greater safety or cost effectiveness than our products. Furthermore, future technologies or therapies developed by others may render our products obsolete or uneconomical, and we may not be successful in marketing our products against such competitors.

The markets for our products, in particular our Powerheart AED, are subject to price competition, which could be detrimental to our profitability.

The market for AEDs is highly competitive and is subject to significant price competition because price is an important purchase decision criteria for many customers. Average selling prices for AEDs have eroded during recent years and are projected to continue declining, and our principal competitors have substantially greater resources and experience than we do, which may provide them with a competitive advantage as price erosion continues or if it accelerates. If this occurs, our level of sales and profitability may suffer.

We recently acquired Complient Corporation, and we may acquire other businesses, the integration of which may prove difficult.

We recently acquired Complient Corporation, and we may acquire other companies, or make strategic purchases of interests in other companies related to our business in order to grow, add product lines, acquire customers or otherwise gain a competitive advantage in new or existing markets. Such acquisitions and investments may involve the following risks:

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•	our management may be distracted by these acquisitions and may be forced to divert a significant amount of time and energy into integrating and running the acquired businesses,

•	we may face difficulties associated with financing the acquisitions,

•	we may face the inability to achieve the desired outcomes justifying the acquisition, and

•	we may face difficulties integrating the acquired business’s operations and personnel.

General economic conditions and geopolitical uncertainty may affect the purchasing decisions of our customers, which may result in lower revenues.

Many of our customers face challenges in their respective markets due to general economic conditions relating to fluctuating demand for their services and budgetary or financing constraints. As a result, an economic downturn in any of the markets in which we compete may affect the purchase decisions of our customers, which may in turn negatively impact our revenue and sales growth. In addition, global geopolitical uncertainty and war may also negatively impact a customer’s decision making process or timing.

We have a history of losses and may not achieve or maintain profitability.

We have a history of losses, and expect to incur additional losses in the future. We were formed in 1991 and have been engaged primarily in organizational activities, research and development, pre-clinical testing, human clinical trials, and capital raising activities, until the introduction of our first commercial product in December 1999.

Uncertain customer decision processes and long sales cycles may cause fluctuations in our operating results.

Many of our AED customers are corporations, municipalities and other quasi-governmental groups, such as schools and law enforcement agencies. As a result, these customers have numerous decision makers, as well as varying levels of procedures that must be adhered to before a purchase of our products can be made. The same is true regarding our in-hospital Powerheart CRM product, which faces several levels of purchase decision makers, at the departmental and hospital-wide level. Accordingly, the purchasing decisions of many of our customers are characterized by a protracted decision making process, which may result in period-to-period fluctuations in our operating results.

Supply shortages can cause delays in manufacturing and delivering products, which could cause our operating results to suffer.

We rely upon unaffiliated domestic and international suppliers for the material components and parts used to assemble our products. Most parts and components purchased from suppliers are available from multiple sources and are subject to varying setup and lead-times. We believe that we will be able to continue to obtain most required components and parts from a number of different suppliers, although there can be no assurance of continued availability. The lack of availability of certain components could require a major redesign of our products and could result in production and delivery delays.

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During 2002, we issued $50 million in 6.9% senior notes, which are collateralized by all of our assets. Any default on such notes could cause us to substantially curtail our operations.

In May 2002, we placed $50 million in 6.9% senior notes due May 2007 with an investor. The senior notes are collateralized by a senior blanket security interest in our assets. In November 2004, we obtained a waiver from the holders of the senior notes for non-compliance with a financial covenant for the quarter ended September 30, 2004. In addition, based on our expected results for the quarter and year ending December 2004, we anticipate that we will also be in non-compliance with certain financial covenants for those periods. Accordingly we reclassified these senior notes payable to current liabilities as of September 30, 2004. In January 2005, we obtained a waiver of non-compliance for certain covenants, including financial covenants for the quarter and year ended December 31, 2004. Additionally, we restructured the financial covenants and certain other terms of the senior notes for future periods. As part of the restructuring, we extended the maturity date of the senior notes and accrued interest thereon to May 2008, with interest accruing and added to the principal balance until maturity.  If in the future we fail to comply with the financial covenants as amended, we could be in default under the senior notes. If we are in default we may become subject to claims by note holders seeking to enforce their security interest in our assets. Such claims, if they arise, may substantially restrict or even eliminate our ability to utilize our assets in conducting our business, and may cause us to incur substantial legal and administrative costs.

Our independent registered public accounting firm has expressed doubt about our ability to continue as a going concern.

We received a report on our consolidated financial statements from our independent registered public accounting firm for the years ended December 31, 2003 and 2002 that includes an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern without, among other things, obtaining additional financing to support expansion plans, manufacturing, research and development activities, or achieving a level of revenue adequate to support our cost structure.

Our operating results may fluctuate from quarter to quarter, which could cause our stock price to be volatile.

The market prices of many publicly traded companies, including emerging companies in the healthcare industry, have been and can be expected to be highly volatile. The future market price of our common stock could be significantly impacted by:

•	future sales of our common stock,

•	general stock market conditions,

•	announcements of technological innovations for new commercial products by our present or potential competitors,

•	developments concerning proprietary rights,

•	adverse results in our field or with clinical tests,

•	adverse litigation,

•	unfavorable legislation or regulatory decisions,

•	public concerns regarding our products,

•	variations in quarterly operating results;

•	general trends in the health care industry, and

•	other factors outside of our control.

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Our quarterly financial results are often impacted by the receipt of a large number of customer orders in the last weeks of a quarter. Absent these orders, our sales could fall short of our targets, thus causing our stock price to decline.

We are subject to significant governmental regulations and industry standards. Any failure to comply with such regulations or standards could prevent us from commercializing or continuing existing sales of one or more of our products, which could cause our operations to suffer.

We are subject to significant regulation by authorities in the United States and foreign jurisdictions regarding the clearance of our products and the subsequent manufacture, marketing, and distribution of our products once approved. The design, efficacy, and safety of our products are subject to extensive and rigorous testing before receiving marketing clearance from the FDA. The FDA also regulates the registration, listing, labeling, manufacturing, packaging, marketing, promotion, distribution, record keeping and reporting for medical devices. The process of obtaining FDA clearances is lengthy and expensive, and we cannot assure you that we will be able to obtain the necessary clearances for marketing our products on a timely basis, if at all. Failure to receive, or delays in receiving, regulatory clearances would limit our ability to commercialize our products, which would have a material adverse effect on our business, financial condition, and results of operations.

Even if the FDA grants us regulatory clearances, our products will be subject to continual regulatory review. Later discovery of previously undetected problems or failure to comply with regulatory standards may result in product labeling restrictions, costly and time-consuming product recalls, withdrawals of clearances, or other regulatory or enforcement actions. Moreover, future governmental statutes, regulations, or policies, or changes in existing statutes, regulations, or policies, may have an adverse effect on the development, production, or distribution of our products.

Any regulatory clearance, if granted, may include significant limitations on the uses for which our products may be marketed. FDA enforcement policy strictly prohibits the marketing of cleared medical devices for unapproved uses. In addition, the manufacturing processes used to produce our products will be required to comply with the Quality System Regulation (formerly Good Manufacturing Practices) of the FDA. These regulations cover design, testing, production, control, documentation, and other requirements. Enforcement of the Quality System Regulation has increased significantly in the last several years, and the FDA has publicly stated that compliance will be more strictly scrutinized. Our facilities and manufacturing processes and those of certain of our third party contract manufacturers and suppliers, if any, will be subject to periodic inspection by the FDA and other agencies. Failure to comply with applicable regulatory requirements could result in, among other things:

•	warning letters,

•	fines,

•	injunctions,

•	civil penalties,

•	recalls or seizures of products,

•	total or partial suspension of production,

•	refusal of the government to grant pre-market clearance or pre-market approval for devices,

•	withdrawal of clearances, and/or

•	criminal prosecution.

To market our products in certain foreign jurisdictions, we must obtain required regulatory clearances and approvals and otherwise comply with extensive regulations regarding safety and quality. Compliance with these regulations and the time required for regulatory reviews vary from country to country. We cannot assure you that we will obtain regulatory clearances and approvals in foreign countries, and we may be required to incur significant costs in applying for, obtaining, or maintaining foreign regulatory clearances and approvals.

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We conduct a significant portion of our business internationally, which exposes us to increased business risks.

We market our products in international markets. International operations entail various risks, including:

•	political instability,

•	economic instability and recessions,

•	exposure to currency fluctuations,

•	difficulties of administering foreign operations generally,

•	reduced protection for intellectual property rights,

•	potentially adverse tax consequences, and

•	obligations to comply with a wide variety of foreign laws and other regulatory requirements.

If we are unable to retain our executive officers and hire and retain other key personnel, we may not be able to sustain or grow our business.

Our success is dependent in large part on the continued employment and performance of our Chairman and Chief Executive Officer, Raymond W. Cohen, as well as other key management and operating personnel. The loss of any of these persons could have a material adverse effect on our business. We do not have key person life insurance on any of our employees other than Mr. Cohen.

Our future success will also depend upon our ability to retain existing key personnel, and to hire and to retain additional qualified technical, engineering, scientific, managerial, marketing, and sales personnel. The failure to recruit such personnel, the loss of such existing personnel, or failure to otherwise obtain such expertise would have a material adverse effect on our business and financial condition.

We may face product liability claims, which could cause our operating results to suffer.

The testing, manufacturing, marketing and sale of medical devices subjects us to the risk of liability claims or product recalls. For example, it is possible that our products will fail to deliver an energy charge when needed by the patient, or that they will deliver an energy charge when it is not needed. As a result, we may be subject to liability claims or product recalls for products to be distributed in the future or products that have already been distributed. Although we maintain product liability insurance in the countries in which we conduct business, we cannot assure you that such coverage is adequate or will continue to be available at affordable rates. Product liability insurance is expensive and may not be available in the future on acceptable terms, if at all. A successful product liability claim could inhibit or prevent commercialization of our products, impose a significant financial burden on us, or both, and could have a material adverse effect on our business and financial condition.

Our technology may become obsolete, which could negatively impact our ability to sell our products.

The medical equipment and healthcare industries are characterized by extensive research and rapid technological change. The development by others of new or improved products, processes, or technologies may make our products obsolete or less competitive. Accordingly, we plan to devote continued resources, to the extent available, to further develop and enhance our existing products and to develop new products. We cannot assure you that these efforts will be successful.

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We depend on patents and proprietary rights that we may not be able to protect.

Our success will depend, in part, on our ability to obtain and maintain patent rights, to preserve our trade secrets, and to operate without infringing on the proprietary rights of third parties. The validity and breadth of claims covered in medical technology patents involve complex legal and factual questions and therefore may be highly uncertain. We cannot assure you that:

•	any additional patents will be issued to us,

•	the scope of any existing or future patents will exclude competitors or provide us with competitive advantages,

•	any of our patents will be held valid and enforceable if challenged, or

•	others will not claim rights in or ownership to our patents and other proprietary rights held by us.

Furthermore, others may have developed or could develop similar products or patent rights, may duplicate our products, or design around our current or future patents. In addition, others may hold or receive patents which contain claims having a scope that covers products developed by us. We also rely upon trade secrets to protect our proprietary technology. Others may independently develop or otherwise acquire substantially equivalent know-how, or gain access to and disclose our proprietary technology. We cannot assure you that we can ultimately protect meaningful rights to our proprietary technology. There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. We are also involved in such litigation from time to time as disclosed in our periodic reports that we file with the Securities and Exchange Commission. Such litigation could result in substantial expense to us and a diversion of our efforts, but may be necessary to:

•	enforce our patents,

•	protect our trade secrets and know-how,

•	defend us against claimed infringement of the rights of others, or

•	determine the enforceability, scope, and validity of the proprietary rights of others.

An adverse determination in any such litigation could subject us to significant liability to third parties or require us to seek licenses from third parties. Although patent and intellectual property disputes in the medical device industry have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Moreover, we cannot assure you that necessary licenses would be available to us on satisfactory terms, if at all. If such licenses cannot be obtained on acceptable terms, we could be prevented from marketing our products. Accordingly, an adverse determination in such litigation could have a material adverse effect on our business and financial condition.

Our ability to issue preferred stock could adversely affect the rights of our common stockholders.

Our certificate of incorporation authorizes the issuance of preferred stock with such designations, rights, and preferences as may be determined from time to time by our board of directors, without any further vote or action by our stockholders. Therefore, our board of directors is empowered, without stockholder approval, to issue a class of stock with dividend, liquidation, conversion, voting, or other rights, which could adversely affect the voting power or other rights of the holders of our common stock.

Anti-takeover provisions may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

Provisions of the Delaware General Corporation Law and our certificate of incorporation may discourage potential acquisition proposals, or delay or prevent a change of control.

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Future issuances of our common stock could cause our stock price to decline.

We currently have reserved 14,000,000 shares of common stock for issuance upon the exercise of options that may be granted under our 1997 Stock Option/Stock Issuance Plan, as amended, and 16,747,695 shares for issuance upon the exercise of currently outstanding warrants. In addition, we have reserved 1,000,000 shares of common stock for issuance upon the exercise of options outside of our 1997 Stock Option/Stock Issuance Plan. The holders of these options or warrants may exercise them at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us. The exercise of these options or warrants and the sale of the common stock obtained upon exercise would have a dilutive effect on our stockholders and may have a material adverse effect on the market price of our common stock.

Significant decreases in our stock price could result in our having to record an impairment charge related to our goodwill.

Applicable accounting standards require that goodwill be tested for impairment at least annually or whenever evidence of potential impairment exists. If, in any period, our stock price decreases to the point where the fair value of our goodwill, as determined by our market capitalization, is less than the book value of our goodwill, we would be required to record an impairment charge in that period.

Significant decreases in our stock price could result if we are issued an adverse opinion related to our compliance with Sarbanes-Oxley Section 404.

Section 404 of the Sarbanes-Oxley Act of 2002 (the “Act”) will require us to include an internal control report from management in our Annual Report on Form 10-K for the year ended December 31, 2004 and in subsequent Annual Reports thereafter. The internal control report must include the following: (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (3) management’s assessment of the effectiveness our internal control over financial reporting as of December 31, 2004, including a statement as to whether or not internal control over financial reporting is effective, and (4) a statement that our independent registered public accounting firm has issued an attestation report on management’s assessment of internal control over financial reporting.

Our management acknowledges its responsibility for establishing and maintaining internal controls over financial reporting and seeks to continually improve those controls. In addition, in order to achieve compliance with Section 404 of the Act within the required timeframe, we have been conducting a process to document and evaluate our internal controls over financial reporting since 2003. In this regard, we have dedicated internal resources, engaged outside consultants and adopted a detailed work plan to: (i) assess and document the adequacy of internal control over financial reporting; (ii) take steps to improve control processes where required; (iii) validate through testing that controls are functioning as documented; and (iv) implement a continuous reporting and improvement process for internal control over financial reporting. We believe our process for documenting, evaluating and monitoring our internal control over financial reporting is consistent with the objectives of Section 404 of the Act.

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FORWARD-LOOKING STATEMENTS

This prospectus, and other reports, releases, and statements (both written and oral) issued by us and our officers from time to time may contain statements concerning our future results, future performance, intentions, objectives, plans, and expectations that are deemed to be “forward-looking statements.” These statements include, but are not limited to, statements regarding:

•	products under development,

•	technological and competitive advantages,

•	timetable for commercial introduction of our products,

•	our ability to improve patient care, increase survival rates, decrease recovery time, lessen patient debilitation, and reduce patient care costs,

•	markets, demand for our services, purchase orders and commitments,

•	strategic alliances,

•	the competitive and regulatory environment,

•	planned integration of technologies with products,

•	projected operating results, and

•	business strategies.

Such statements are made in reliance upon safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Our actual results, performance, and achievements may differ significantly from those discussed or implied in the forward-looking statements as a result of a number of known and unknown risks and uncertainties including, without limitation, those discussed in “Risk Factors” above and documents incorporated by reference. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, we cannot assure you that the results discussed or implied in such forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in such forward-looking statements, the inclusion of such statements should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Words such as “believes,” “anticipates,” “expects,” “intends,” “may,” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We undertake no obligation to revise any of these forward-looking statements.

Sometimes we communicate with securities analysts. It is against our policy to disclose to analysts any material non-public information or other confidential commercial information. You should not assume that we agree with any statement or report issued by any analyst regardless of the content of the statement or report. We have a policy against confirming the accuracy of forecasts or projections issued by others. If reports issued by securities analysts contain projections, forecasts or opinions, those reports are not our responsibility.

Any forward-looking statement speaks only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the common stock offered hereby, reference is made to such registration statement, exhibits and schedules.

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We also file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public on the SEC’s website at http://www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, until this offering is terminated.

1.	Our annual report on Form 10-K for the fiscal year ended December 31, 2003, as amended by our annual report on Form 10-K/A;

2.	Our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2004, June 30, 2004, and September 30, 2004;

3.	Our current reports on Form 8-K filed on January 28, 2005, July 22, 2004 and June 1, 2004, and our amendments to current reports on Form 8-K filed on January 5, 2004 and January 16, 2004;

4.	Our proxy statement dated November 19, 2004, relating to the Annual Meeting of Stockholders that was held on December 21, 2004; and

5.	The description of our capital stock contained in our registration statement on Form 8-A, including any amendments or reports filed for the purpose of updating such descriptions.

You may request a copy of these filings, at no cost, by writing or telephoning us at:

Cardiac Science, Inc.
1900 Main Street, Suite 700
Irvine, CA 92614
(949) 797-3800
Attn: Investor Relations

YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. NO SELLING STOCKHOLDER IS AUTHORIZED TO MAKE AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT.

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USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We will, however, receive the exercise price of the Warrants if and when exercised by certain selling stockholders. If the following selling stockholders exercise in full their respective Warrants covering an aggregate of 2,499,710 shares of common stock, based on the current exercise prices set forth below we estimate that our net proceeds will be approximately $6,043,301.

Selling Stockholder	Shares Underlying Warrants	Exercise Price	Net Proceeds
Perseus Market Opportunity Fund, L.P.	843,882	$2.50	$2,109,705
Winterset Master Fund, L.P.	80,000	$2.50	200,000
Mill River Master Fund, L.P.	60,000	$2.50	150,000
Massachusetts Mutual Life Insurance Company	703,881	$2.50	1,759,702
Walter Villiger	400,000	$2.50	1,000,000
Perseus Acquisition/Recapitalization Fund, LLC	179,526	$2.00	359,052
Perseus Market Opportunity Fund, LP	167,086	$2.00	334,172
Cardiac Science Co-Investment, LP	65,335	$2.00	130,670

Totals:	2,499,710	N/A	$6,043,301

In the event that subsequent to the date of this prospectus the anti-dilution provisions contained in such Warrants are triggered, or the number of shares underlying the Warrants or the exercise price is otherwise adjusted, then the estimated net proceeds reflected above will change accordingly. We intend to use any proceeds from Warrant exercises for working capital and to fund product development initiatives.

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PLAN OF DISTRIBUTION
We are registering the offer and resale of all 8,195,756 shares of common stock, including common stock issuable upon exercise of the Warrants, on behalf of the selling stockholders. We will not receive any of the proceeds from the sale of the common stock offered pursuant to this prospectus. The selling holders named in the table below or pledgees, donees, transferees or other successors-in-interest selling shares received from the selling holders as a gift, partnership distribution or other non-sale related transfers after the date of this prospectus (collectively, the “selling stockholders”), may sell the shares from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on the Nasdaq National Market, in the over-the-counter market, through put or call option transactions relating to the shares, a combination of such methods of sale or otherwise, at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling stockholders may effect these transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

•	a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus;

•	an exchange distribution in accordance with the rules of the respective exchange;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	in privately negotiated transactions;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in the resales.

The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders.

The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares covered by this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default the broker-dealer may sell the pledged shares under this prospectus. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”), in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Each of the selling stockholders has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. Because the selling stockholders may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale in compliance with Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus.

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The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934 (the “Exchange Act”), any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a restricted period before the commencement of such distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and has informed them of the need to deliver copies of this prospectus to purchasers at or before the time of any sale of the shares.

We will file a supplement to this prospectus, if required, to comply with Rule 424(b) under the Securities Act, upon being notified by a selling stockholder that any material arrangements have been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

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SELLING STOCKHOLDERS

The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the common stock, or the common stock issuable upon exercise of the Warrants.

The following table sets forth information, as of January 28, 2005, with respect to the selling stockholders and the number of shares of common stock beneficially owned by each selling stockholder that may be offered under this prospectus.

This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar right, or transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock. Other than as footnoted below, the selling stockholders have not had a material relationship with us within the past three years other than as a result of their ownership of our securities. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.

Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering (1)	Number of Shares of Common Stock Offered for Sale Hereunder	Number of Shares of Common Stock Beneficially Owned Assuming Sale of All Shares offered Hereunder	Percentage of Common Stock Beneficially Owned Assuming Sale of All Shares Offered Hereunder
Perseus Acquisition/ Recapitalization Fund, L.L.C. (2)	5,883,444	179,526	5,703,918	6.0
Perseus Market Opportunity Fund, L.P. (3)	8,429,540	3,120,673	5,308,867	5.6
Cardiac Science Co-Investment, L.P. (4)	2,141,968	65,335	2,076,633	2.3
Winterset Master Fund, L.P. (5)	310,655	310,655	-	-
Mill River Master Fund, L.P. (6)	232,991	232,991	-	-
Walter Villiger (7)	2,048,274	1,553,274	495,000	*
Massachusetts Mutual Life Insurance Company (8) (9)	2,733,302	2,733,302	-	-
Totals:	21,780,174	8,195,756	13,584,418	13.3
____________________
*  Indicates less than one percent (1%).

For each selling stockholder, the table above assumes the sale by that selling stockholder of all of its shares of common stock available for resale under this prospectus. For purposes of calculating the percentage of common stock owned upon completion of the offering, the table above (i) assumes 89,231,425 shares of common stock will be issued and outstanding upon completion of the offering, and (ii) includes the shares of common stock subject to warrants currently exercisable (or exercisable within 60 days of January 28, 2005) held by the selling stockholder (but not available for resale under this prospectus) as outstanding for computing the shares and percentage ownership of the person holding such warrants, but not outstanding for computing the percentage ownership of any other person or entity.

(1)   “Prior to offering” means prior to the offering by the selling stockholders of the shares to be resold under this prospectus.

(2)   Consists of 5,883,444 shares subject to warrants held prior to the offering that are currently exercisable, of which 179,526 shares subject to warrants are being offered pursuant to this prospectus. Raymond E. Newton, III, is a member of our board of directors and a Managing Director of Perseus Acquisition/Recapitalization Management, L.L.C. Perseus Acquisition/Recapitalization Management, L.L.C. is a Managing Member of Perseus Acquisition/Recapitalization Fund, L.L.C. Perseuspur, L.L.C. is a Managing Member of Perseus Acquisition/Recapitalization Management, L.L.C. By reason of such relationships, each of (i) Perseus Acquisition/ Recapitalization Management, L.L.C. and (ii) Perseuspur, L.L.C. may be deemed to have the power to direct the voting and disposition of the shares beneficially owned by Perseus Acquisition/ Recapitalization Fund, L.L.C. Mr. Frank H. Pearl, a Managing Director of Perseus Acquisition/Recapitalization Management, L.L.C. and the sole owner of Perseuspur, L.L.C., may also be deemed to have the power to direct the voting and disposition of the shares beneficially owned by Perseus Acquisition/ Recapitalization Fund, L.L.C.

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(3)   Includes 6,312,265 shares subject to warrants held prior to the offering that are currently exercisable, of which 1,010,968 shares subject to warrants are being offered pursuant to this prospectus. Raymond E. Newton, III, is a member of our board of directors and a Managing Director of Perseus, L.L.C. Perseus Market Opportunity Partners, L.P. is a General Partner of Perseus Market Opportunity Fund, L.P. Perseus Market Opportunity Partners GP, L.L.C. is a General Partner of Perseus Market Opportunity Partners, L.P. Perseus, L.L.C. is a Managing Member of Perseus Market Opportunity Partners GP, L.L.C. Perseuspur, L.L.C. is a Managing Member of Perseus, L.L.C. By reason of such relationships, each of (i) Perseus Market Opportunity Partners, L.P, (ii) Perseus Market Opportunity Partners GP, L.L.C., (iii) Perseus, L.L.C., and (iv) Perseuspur, L.L.C. may be deemed to have the power to direct the voting and disposition of the shares beneficially owned by Perseus Market Opportunity Fund, L.P. Mr. Frank H. Pearl, a Managing Director of Perseus, L.L.C., may also be deemed to have the power to direct the voting and disposition of the shares beneficially owned by Perseus Market Opportunity Fund, L.P.

(4)   Consists of 2,141,968 shares subject to warrants held prior to the offering that are currently exercisable, of which 65,335 shares subject to warrants are being offered pursuant to this prospectus. Raymond E. Newton, III, is a member of our board of directors and a Managing Director of Perseus Acquisition/Recapitalization Management, L.L.C. Perseus Acquisition/Recapitalization Management, L.L.C. is a General Partner of Cardiac Science Co-Investment, L.P. Perseuspur, L.L.C. is a Managing Member of Perseus Acquisition/Recapitalization Management, L.L.C. By reason of such relationships, each of (i) Perseus Acquisition/ Recapitalization Management, L.L.C. and (ii) Perseuspur, L.L.C. may be deemed to have the power to direct the voting and disposition of the shares beneficially owned by Cardiac Science Co-Investment, L.P. Mr. Frank H. Pearl, a Managing Director of Perseus Acquisition/Recapitalization Management, L.L.C. and the sole owner of Perseuspur, L.L.C., may also be deemed to have the power to direct the voting and disposition of the shares beneficially owned by Cardiac Science Co-Investment, L.P.

(5)   Includes 80,000 shares subject to warrants held prior to the offering that are currently exercisable, all of which are being offered pursuant to this prospectus. The Investment Manager to Winterset Master Fund, L.P. is Babson Capital Management LLC. By reason of such relationship, Babson Capital Management LLC may exercise dispositive and voting power with respect to the shares owned by Winterset Master Fund, L.P. Babson Capital Management LLC disclaims beneficial ownership of such shares. Clifford Noreen is the Managing Director of Babson Capital Management LLC and, as such, could be deemed to be a beneficial owner of the shares. Mr. Noreen disclaims any beneficial ownership of the shares..

(6)   Includes 60,000 shares subject to warrants held prior to the offering that are currently exercisable, all of which are being offered pursuant to this prospectus. The Investment Manager to Mill River Master Fund, L.P. is Babson Capital Management LLC. By reason of such relationship, Babson Capital Management LLC may exercise dispositive and voting power with respect to the shares owned by Mill River Master Fund, L.P. Babson Capital Management LLC disclaims beneficial ownership of such shares. Clifford Noreen is the Managing Director of Babson Capital Management LLC and, as such, could be deemed to be a beneficial owner of the shares. Mr. Noreen disclaims any beneficial ownership of the shares.

(7)   Includes 445,000 shares subject to warrants held prior to the offering that are currently exercisable, of which 400,000 shares subject to warrants are being offered pursuant to this prospectus.

(8)   Includes 703,881 shares subject to warrants held prior to the offering that are currently exercisable, all of which are being offered pursuant to this prospectus. The Investment Manager to Massachusetts Mutual Life Insurance Company is Babson Capital Management LLC. By reason of such relationship, Babson Capital Management LLC may exercise dispositive and voting power with respect to the shares owned by Massachusetts Mutual Life Insurance Company. Babson Capital Management LLC disclaims beneficial ownership of such shares. Clifford Noreen is the Managing Director of Babson Capital Management LLC and, as such, could be deemed to be a beneficial owner of the shares. Mr. Noreen disclaims any beneficial ownership of the shares.

(9)   The selling stockholder is an affiliate of a broker dealer and purchased the securities in the ordinary course of business. At the time this selling stockholder purchased the securities, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

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LEGAL MATTERS

The validity of the securities offered in this prospectus will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

EXPERTS

The financial statements incorporated in the prospectus by reference to the Annual Report on Form 10-K/A of Cardiac Science, Inc. for the year ended December 31, 2003, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Cardiac Science Inc.’s ability to continue as a going concern as described in Note 2 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT AN OFFER TO BUY, THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.

8,195,756 SHARES

CARDIAC SCIENCE, INC.

COMMON STOCK

(INCLUDING COMMON STOCK ISSUABLE UPON EXERCISE OF WARRANTS)

____________________

PROSPECTUS

____________________

FEBRUARY 7, 2005